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                                                                 EXHIBIT (9)(10)


                                                                   [Atrion Logo]

PRESS RELEASE


           ATRION CORPORATION ANNOUNCES FINAL RESULTS OF TENDER OFFER


ALLEN, Texas (December 28, 2001) - Atrion Corporation (Nasdaq/NM-ATRI) announced today the final results of its tender offer that expired at 12:00 Midnight, New York City time, on Friday, December 21, 2001. On November 26, 2001, Atrion commenced its tender offer to purchase up to 500,000 shares of its Common Stock, at a price of $34.50 per share. Based on the final count by the depositary for the offer, a total of 502,229 shares of Common Stock were properly tendered. In accordance with its right under the terms of the offer to purchase up to an additional 2% of the outstanding shares of its Common Stock, Atrion accepted for purchase and purchased all shares properly tendered at a price of $34.50 per share. The Company has deposited with the depositary the necessary funds to pay for the shares purchased in the offer, and the depositary has completed processing payment for those shares.

Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.

CONTACT:
Jeffery Strickland
Vice President and Chief Financial Officer
(972) 390-9800